SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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November 29, 2006

VIA FACSIMILE
AND EDGAR TRANSMISSION

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3561

RE:	Rite Aid Corporation — Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on November 13, 2006 and Supplemental Correspondence dated November 27, 2006
(File No. 1-5742)

Dear Mr. Riedler:

On behalf of our client, Rite Aid Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 29, 2006 (the “Comment Letter”), with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on November 13, 2006 (File No. 1-5742) (the “Proxy Statement”) and the supplemental correspondence filed by the Company with the Commission on November 27, 2006.  With your permission, in lieu of filing an amendment to the Proxy Statement, we are enclosing as Annex A to this letter a

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 29, 2006

marked copy of the relevant pages from the revised Proxy Statement showing the changes made to the Proxy Statement in response to the Staff’s comments.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.

Unaudited Pro Forma Combined Financial Statements of Rite Aid
Notes to Unaudited Pro Forma Combined Financial Statements
Note 2 — Unaudited Pro Forma Adjustments
Unaudited Pro Forma Combined Balance Sheet, page 173

1.                                      Within your discussion of adjustment K, please disclose and quantify all the adjustments that were recorded against equity.  Please cross-reference to the discussion of other adjustments as appropriate.

Response:  The Company has revised page 174 of the Proxy Statement in response to the Staff’s comment.

Unaudited Pro Forma Combined Statements of Operations, page 174

2.                                      Within your discussion of adjustment L, please quantify the effects of each adjustment disclosed.  Specifically, please quantify the amount of additional depreciation and amortization expense resulting from the reduction of the amortization period of the prescription files, the amount allocated to property plant and equipment, prescription file intangibles and favorable lease intangibles, the reclassification of depreciation and amortization to costs of goods sold and SG&A, reclassification of interest income, the reclassification of store closing and impairment charges and gain on sale of fixed assets.

Response:  The Company has revised pages 174-175 of the Proxy Statement in response to the Staff’s comment.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 29, 2006

General — Company Statement

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber

cc:                                 Robert B. Sari, Esq.
Rite Aid Corporation

ANNEX A

(5)         Includes adjustments for the elimination of the LIFO reserve of Jean Coutu USA ($66.1 million), purchase price allocation to property, plant and equipment ($10.9 million), purchase price allocation to prescription file intangibles ($57.5 million) and purchase price allocation to favorable lease intangibles ($14.9 million), less additional deferred tax liabilities related to the purchase price allocation of $31.2 million. After taking into account these adjustments, along with the other adjustments described in Note 2, the preliminary fair value of the inventory, property, plant and equipment and identifiable intangibles acquired from Jean Coutu USA is $1,677.4 million, $1,115.5 million and $398.3 million, respectively.

E.             Represents the elimination of the Eckerd trade name intangible asset of $353.0 million, the allocation of $57.5 million of the purchase price of Jean Coutu USA to prescription file intangibles and the allocation of $14.9 million of the purchase price of Jean Coutu USA to favorable lease intangibles.

F.             Represents the receivable of $249.9 million of Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction and the capitalization of an estimated $50.8 million of debt issue costs expected to be incurred by Rite Aid that will be amortized over the term of the related debt instruments.

G.            Represents an intercompany payable of Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction.

H.            Represents intercompany debt of $3,015.2 million from Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction, the reclassification of $5.3 million of the long term portion of capital leases to lease financing obligations and the incurrence of $2,387.3 million of debt by Rite Aid to finance this transaction.

I.              Represents the reclassification of Jean Coutu USA lease financing obligations to conform to Rite Aid presentation.

J.             Represents elimination of Jean Coutu USA deferred tax liabilities of $144.7 million related to the Eckerd trade name asset and the addition of deferred tax liabilities resulting from the assignment of a portion of the purchase price allocation to identifiable tangible and intangible assets.

K.            Reflects the elimination of the historical equity of Jean Coutu USA (which results in a reduction to pro forma equity of $490.8 million), the addition of equity recorded for the issuance of 250 million shares of Rite Aid common stock (which results in an increase in pro forma equity of $1,090.0 million; see note 2D(2)) and the tax effected impact of a non-recurring commitment fee of $12.9 million related to bridge financing for this transaction (which results in a reduction of pro forma equity of $8.1 million).  The net effect of these adjustments to pro forma equity is $591.1 million.

174

Unaudited Pro Forma Combined Statements of Operations

L.             Reflects the following pro forma adjustments:

Pro forma Impact
	53 weeks ended March 4, 2006	26 weeks ended September 2, 2006
Additional amortization expense resulting from the adjustment of the amortization period of Eckerd prescription file intangibles from ten years to five years (increase in SG&A)	$28.7 million	$14.4 million
Additional deprecation and amortization expense resulting from an allocation of a portion of the purchase price of Jean Coutu USA representing the Brooks stores to:
—property plant and equipment (increase to cost of goods sold)	$0.5 million	$0.3 million
—prescription file intangibles, (increase in SG&A)	$2.9 million	$1.4 million
—favorable lease intangibles, (increase in SG&A)	$0.7 million	$0.4 million
Reclassification of depreciation and amortization of Jean Coutu USA to:
—costs of goods sold (increase in cost of goods sold)	$12.8 million	$8.7 million
—SG&A (increase in SG&A)	$203.0 million	$86.9 million
Reclassification of interest income of Jean Coutu USA to SG&A (decrease in SG&A)	$6.0 million	$4.3 million
Reclassification of amounts from SG&A to conform with Rite Aid’s presentation in the statement of operations.
—store closing and impairment charges (decrease in SG&A)	$28.2 million	$20.5 million
—gain on sale of fixed assets (increase in SG&A)	$8.0 million	$1.6 million

                Depreciation expense related to the purchase price adjustment to property, plant and equipment is calculated as being depreciated over a 20 year period, as the Company’s assumption in the purchase price allocation is that the majority of this allocation is related to the fair value of improvements to leased locations. Therefore, the period used is the minimum period of the majority of Jean Coutu USA’s operating leases. Amortization expense related to the purchase price adjustment to favorable lease intangibles is calculated as being amortized over a 20 year period, which is the minimum period of the majority of Jean Coutu USA’s operating leases. Amortization expense related to the purchase price adjustment to prescription file intangibles is calculated as being amortized over a five year period, as this is the life that has been assigned recent prescription file intangible additions of the Company. The useful lives assigned in the final purchase price allocation could differ from these lives, which could have a material impact on depreciation and amortization expense. A $10 million adjustment to the value assigned to property plant and equipment would have an impact on annual depreciation expense of $0.5 million. A $10 million adjustment to the value assigned to favorable lease intangibles would have an impact on annual amortization expense of $0.5 million. A $10 million adjustment to the value assigned to prescription file intangibles would have an impact on annual amortization expense of $2.0 million.

175